January 10, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Martin James, Assistant Director Brian Cascio, Accounting Branch Chief Leigh-Ann Schultz, Staff Accountant Ruairi Regan, Staff Attorney Daniel Morris, Special Counsel

RE:	BCD Semiconductor Manufacturing Limited
Registration Statement on Form F-1
Filed on January 7, 2011
File No. 333-171539

Ladies and Gentlemen:

On behalf of BCD Semiconductor Manufacturing Limited (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 7, 2011, relating to the Company’s Registration Statement on Form F-1 (File No. 333-171539) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement.

1.	In response to the Staff’s comment regarding inserting net income and net income per share numbers in the “Recent Development” section on page 9 of the Registration Statement, the Company respectfully advises the Staff that it has revised the disclosure on page 9 of the Registration Statement to insert ranges for net income attributable to shareholders, net income attributable to ordinary shareholders and net income per share for the requested period.

2.

In response to the Staff’s request to be provided with support that the approval of the dissolution of BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”) eliminates the Company’s obligation to pay the unpaid portion of the

Securities and Exchange Commission

Re: BCD Semiconductor Manufacturing Limited

January 10, 2011

registered capital of BCD Shanghai, the Company respectfully advises the Staff that its People’s Republic of China (“PRC”) counsel, Commerce & Finance Law Offices has revised its legal opinion filed as Exhibit 99.1 of the Registration Statement to include the following statement:

“All the registered capital of BCD Shanghai has not yet been fully and timely paid up by BCD, but BCD Shanghai has obtained the approval for its dissolution from Shanghai Municipal Commission of Commerce on September 30, 2010. BCD Shanghai has obtained valid approval for its dissolution from the competent PRC government authority and there is no risk that such approval will be challenged or revoked by the Ministry of Commerce in the future. Since BCD Shanghai has obtained valid approval from the competent government authority, the Company will not be required to contribute the remaining registered capital of BCD Shanghai or be imposed any penalties for the failure of the contribution of the registered capital of BCD Shanghai in the future.”

3.	In response to the Staff’s comment to clarify the natural persons with voting and investment power over the Company’s shares held by entities disclosed in the “Principal and Selling Shareholders” table on pages 116 to 118 of the Registration Statement, the Company respectfully advises the Staff that it has revised the disclosure on page 117 of the Registration Statement to clarify which individuals have voting and investment power over the shares of the Company held by certain entities, including the natural persons with voting and investment control over the Company’s shares held by the entities affiliated with Venrock Associates IV, L.P. The Company also respectfully advises the Staff that it has requested that JAFCO Asia Technology Fund (“JAFCO”) disclose the natural persons with voting and investment power over the Company’s shares held by JAFCO and the Company undertakes to provide such information in the Registration Statement when it is provided by JAFCO.

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Securities and Exchange Commission

Re: BCD Semiconductor Manufacturing Limited

January 10, 2011

You may reach me by telephone at my office in Palo Alto, California at (650) 565-3887. In my absence, please contact Richard Kline at (650) 565-3539. We can both be reached by fax at (650) 493-6811.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

Carmen Chang

Enclosures

cc:	Chieh Chang, President and Chief Executive Officer

Jean-Claude Zhang, Chief Financial Officer

Jamie Huang, General Counsel

BCD Semiconductor Manufacturing Limited

Jorge del Calvo

James Masetti

Pillsbury Winthrop Shaw Pittman LLP

Anna Wang

Sean Bronson

Deloitte & Touche

Richard A. Kline

Wilson Sonsini Goodrich & Rosati, P.C.